SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             MIAMI SUBS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   593-736-10
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                                 (CUSIP Number)

                            Nancy D. Lieberman, Esq.
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 822-4820
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(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                November 25, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 593-736-10

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Nathan's Famous, Inc.

2    Check the Appropriate Box if a Member of a Group*      (a) [ ]  (b)  [ ]

3    SEC Use Only:

4    Source of Funds:                       WC

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization:  Delaware

7    Number of Shares
     Sole Voting Power:  8,121,000

8    Beneficially
     Shared Voting Power:  -0-

9    Owned by Each Reporting
     Sole Dispositive Power:  8,121,000

10   Person With
     Shared Dispositive Power:  -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person: 8,121,000

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13   Percent of Class Represented by Amount in Row (11): 29.9%

14   Type of Reporting Person*:   CO

Item 1: Security and Issuer.

  The  securities  to which  this  Schedule  13D relate are the shares of Common
Stock, par value $.01 per share ( "Shares") of Miami Subs Corporation, a corporation organized under the laws of the State of Florida. The address of the Issuer's principal executive office is 6300 NW 31st Avenue, Fort Lauderdale, Florida 33309.

Item 2:

  This statement is being filed by Nathan's Famous, Inc. ("Nathan's"). Nathan's, a Delaware corporation, has its principal business and principal office located at 1400 Old Country Road, Westbury, New York 11590. Nathan's operates and franchises fast food units featuring its famous all-beef frankfurters, fresh crinkle-cut french fried potatoes, and a variety of other menu offerings.

  During the last five years, Nathan's has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Nathan's was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:     Source or Amount of Funds or Other Consideration.

  The funds used in connection with the purchase of the 8,121,000 shares of common stock of the Issuer consisted of Nathan's working capital.

  The common stock and warrants to purchase shares of the Common Stock, $.01 par value per share, of Nathan's which constitute the consideration for the exchange of Shares to be issued upon consummation of the Transaction (as defined in Item
4) shall be issued by Nathan's, if and only if, a Merger Agreement is executed and such issuance and the merger are approved by the shareholders of Nathan's at a meeting of shareholders to be called for such purpose.

Item 4:     Purpose of the Transaction.

  On November 25, 1998, Nathan's acquired 8,121,000 Shares in a private transaction. In connection with its acquisition of the 8,121,000 Shares, Nathan's and the Issuer entered into a letter agreement ("Letter Agreement") which contemplates the execution and delivery by Nathan's and the Issuer of a Merger Agreement which will provide for the merger of the Issuer with and into Nathan's (the "Transaction") and the payment to the stockholders of the Issuer in common stock and warrants of Nathan's (the "Transaction Consideration). The Transaction Consideration for each share of Common Stock of the Issuer shall consist of (a) a fraction of a share of common stock of Nathan's having a market price of $.517 per share at closing; provided that Nathan's shall not be required to issue more than one share of its common stock for each eight shares of common stock of the Issuer; and (b) warrants to acquire Nathan's common stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathan's common stock received by the Issuer's stockholders in the Transaction. Upon completion of the Transaction, the Issuer's Shares will cease to be traded on the Nasdaq.

  It is anticipated that a member of the Issuer's board of directors will be appointed to serve as directors of Nathan's. Each of the president, chief financial officer and vice-president of operations of the Issuer will be offered employment contracts by Nathan's.

Item 5:     Interest in Securities of the Issuer.

  Nathan's owns 8,121,000, or 29.9%, of the outstanding Shares. Nathan's has the sole right to vote or direct the vote and dispose or direct the disposition of the 8,121,000 Shares owned by it.

  On November 25, 1998, Nathan's acquired the 8,121,000 Shares in a private transaction for $.517 per Share, or an aggregate $4,200,000.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

  Nathan's purchase of the 8,121,000 Shares was made pursuant to the terms of a Stock Purchase Agreement. In connection with such purchase, Nathan's and the Issuer entered into the Letter Agreement. The Letter Agreement contemplates the execution and delivery of a Merger Agreement between Nathan's and the Issuer pursuant to which the Issuer will merge with and into Nathan's and the stockholders of the Issuer will receive, for each share of Common Stock of the
Issuer: (a) a fraction of a share of common stock of Nathan's having a market price of $.517 per share at closing; provided that Nathan's shall not be required to issue more than one share of its common stock for each eight shares of common stock of the Issuer; and (b) warrants to acquire Nathan's common stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathan's common stock received by the Issuer's stockholders in the Transaction.

  Consummation of the Transaction is subject to the execution and delivery of the Merger Agreement which will require approval of the stockholders of Nathan's and the Issuer and contain customary closing conditions.

  Exhibits (1) and (2) to this Statement on Form 13D are hereby incorporated by reference into this Item 6.


Item 7:     Exhibits

     (1) Stock Purchase Agreement among Gus Boulis, Miami Subs Corporation and Nathan's Famous, Inc. dated as of November 25, 1998

     (2)  Letter  Agreement  between  Nathan's  Famous,   Inc.  and  Miami  Subs
Corporation.

Signature.
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

December 3, 1998
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Date

/s/ Wayne Norbitz
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Signature

Wayne Norbitz/President and Chief Operating Officer
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Name/Title                    Nathan's Famous, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).